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NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	December 31, 2005	December 31, 2004
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,526,017	2,512,194

Total Diluted Shares	2,556,492	2,555,332

Net Income	$ 1,071,196	$ 764,882

Basic Earnings Per Share	$ 0.42	$ 0.30

Diluted Earnings Per Share	$ 0.42	$ 0.30

	Six Months Ended	Six Months Ended
	December 31, 2005	December 31, 2004
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,524,335	2,518,770

Total Diluted Shares	2,555,845	2,565,448

Net Income	$ 2,113,293	$ 1,720,997

Basic Earnings Per Share	$ 0.84	$ 0.68

Diluted Earnings Per Share	$ 0.83	$ 0.67